Exhibit 2.1

AMENDMENT

TO

BUSINESS COMBINATION AGREEMENT

This AMENDMENT (this “Amendment”), dated as of August 10, 2017, to the Business Combination Agreement, dated as of June 1, 2017 (the “Business Combination Agreement”), by and among Linde Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the Laws of the Federal Republic of Germany, Praxair, Inc., a Delaware corporation (“Praxair”), Zamalight PLC, now renamed Linde PLC, a public limited company incorporated under the Laws of Ireland (“New Holdco”), Zamalight Holdco LLC, a Delaware limited liability company and wholly-owned Subsidiary of New Holdco (“US Intermediate Holding Sub”), and Zamalight Subco, Inc., a Delaware corporation and wholly-owned Subsidiary of US Intermediate Holding Sub.

WHEREAS, the parties hereto desire to amend certain provisions of the Business Combination Agreement as described herein in order to, among other things, clarify the treatment of fractional Praxair Shares in connection with the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in the Business Combination Agreement and this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Business Combination Agreement.

2. Amendments.

(a) Section 2.7(b) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

Conversion of Praxair Eligible Shares. As a result of the Merger and without any action on the part of any holder of any capital stock of Praxair, all of the Praxair Eligible Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Praxair Eligible Shares (each, a “Praxair Certificate”) and each book-entry interest formerly representing any non-certificated Praxair Eligible Shares (each, a “Praxair Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, the right, if any, to receive pursuant to Section 2.9(i) cash in lieu of fractional shares into which such Praxair Eligible Shares have been converted pursuant to this Section 2.7(b) and the right, if any, to receive any dividends or other distributions pursuant to Section 2.9(d).

(b) Section 2.9(b) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

Merger Letter of Transmittal. As promptly as practicable after the Effective Time, the Surviving Corporation and New Holdco shall cause the Exchange Agent to mail to each holder of record of Praxair Eligible Shares that are (i) Praxair Certificates or (ii) Praxair Book-Entry Shares not held through the Depositary Trust Company (“DTC”) notice advising such holder of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Praxair Certificates or Praxair Book-Entry Shares shall pass only upon delivery of the Praxair Certificates (or affidavits of loss in lieu of the Praxair Certificates as provided in Section 2.9(h)) or transfer of the Praxair Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Praxair Book-Entry Shares), such materials to be in such form and have such other provisions as Praxair and Linde, or after the Effective Time, New Holdco, desire (the “Merger Letter of Transmittal”), and (B) instructions for surrendering the Praxair Certificates (or affidavits of loss in lieu of the Praxair Certificates) or transferring the Praxair Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.9(i) and any dividends or distributions, in each case, to which the holder has the right to receive pursuant to Section 2.9(d). With respect to Praxair Book-Entry Shares held through DTC, Praxair and New Holdco shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Praxair Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(c) Section 2.9(c)(i) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

After the Effective Time, and (x) upon surrender to the Exchange Agent of Praxair Eligible Shares that are Praxair Certificates, by physical surrender of such Praxair Certificate (or affidavit of loss in lieu of a Praxair Certificate, as provided in Section 2.9(h)) in accordance with the terms of the Merger Letter of Transmittal and accompanying instructions, (y) upon the transfer of Praxair Eligible Shares that are Praxair Book-Entry Shares not held through DTC, in accordance with the terms of the Merger Letter of Transmittal and accompanying instructions or (z) upon the transfer of Praxair Eligible Shares that are Praxair Book-Entry Shares held through DTC, including by delivery of an “agent’s message”, in accordance with DTC’s customary procedures and such other procedures as agreed by Praxair, Linde, New Holdco, the Exchange Agent and DTC, the holder of such Praxair Eligible Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder (subject to Section 2.9(g)), (A) the number of New Holdco Shares (in certificates or evidence of shares in book-entry form, as applicable) in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Section 2.7 (after taking into account all Praxair Eligible Shares then held by such holder), (B) any cash in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.9(d) and (C) except in case of clause (z), any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.9(i).

(d) Section 2.9(g) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

Termination of Exchange Fund and Fractional Interest Trust. Any portion of the Exchange Fund and Fractional Interest Trust (as defined below) that remains unclaimed by the former Praxair stockholders for 180 days after the Effective Time shall be delivered to New Holdco. Any former Praxair stockholders who have not theretofore complied with this Article II shall thereafter look only to New Holdco for delivery of any New Holdco Shares or distributions from the Fractional Interest Trust of such stockholders and payment of any dividends and other distributions in respect of New Holdco Shares of such stockholders payable and/or issuable pursuant to Sections 2.7(a), 2.9(d) and 2.9(i), in each case, without any interest thereon. Notwithstanding the foregoing, none of New Holdco, the Surviving Corporation, Linde, Merger Sub, the Exchange Agent or any other Person shall be liable to any former Praxair stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Article II of the Business Combination Agreement is hereby amended by inserting the following additional language as Section 2.9(i) of the Business Combination Agreement:

Fractional Shares. No fractional New Holdco Shares will be issued in the Merger to any holder of Praxair Shares. Notwithstanding any other provision of this Agreement, each holder of Praxair Shares converted pursuant to Section 2.7(a) who would otherwise have been entitled to receive a fraction of a share of New Holdco Shares shall receive from the Exchange Agent, in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of New Holdco Shares which would otherwise be delivered to them (the “Excess Merger Shares”). The sale of the Excess Merger Shares by the Exchange Agent shall be executed on the NYSE or the Frankfurt Stock Exchange, through one or more member firms of the NYSE or the Frankfurt Stock Exchange, as the case may be, and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to such holders of Praxair Shares, the Exchange Agent shall hold such proceeds in trust for such holders (the “Fractional Interests Trust”). New Holdco shall pay all commissions, transfer taxes and other out-of-pocket transaction costs incurred in connection with such sale of the Excess Merger Shares. The Exchange Agent shall determine the portion of the Fractional Interests Trust to which each holder of Praxair Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Fractional Interests Trust by a fraction, the numerator of which is the amount of fractional interests to which such holder of Praxair Shares is entitled and the denominator of which is the aggregate amount of fractional interests to which all holders of Praxair Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Praxair Shares in lieu of fractional interests, the Exchange Agent shall make available such amounts to such holders of Praxair Shares. Any such sale shall be made within ten (10) business days or such shorter period as may be required by applicable Law after the Effective Time.

(f) The first sentence of Section 6.3(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

Praxair will take, in accordance with applicable Law and the Praxair Organizational Documents, all action necessary to convene a meeting of its stockholders (the “Praxair Stockholders Meeting”) on any business day prior to the date of the initial scheduled Expiration Time (the “Praxair Meeting Date”), which date shall be after the Registration Statement is declared effective (it being agreed that, in the event that the scheduled Expiration Time shall be postponed as a result of an extension of the Offer, Praxair may adjourn or postpone the Praxair Stockholders Meeting, or call a new Praxair Stockholders Meeting in the event that the record date for such Praxair Stockholders Meeting becomes stale, so that the Praxair Meeting Date is no later than the business day prior to such newly scheduled Expiration Time).

3. Effect of Amendment. This Amendment shall not constitute an amendment or waiver of any provision of the Business Combination Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Business Combination Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

4. References to the Business Combination Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Business Combination Agreement to “this Agreement”, “hereof”, “hereunder”, “herein”, or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment, provided that references in the Business Combination Agreement to “as of the date hereof” or “as of the date of this Agreement” or words of like import shall continue to refer to June 1, 2017.

5. Miscellaneous Terms. The provisions of Article IX (Miscellaneous and General) of the Business Combination Agreement shall apply mutatis mutandis to this Amendment, and to the Business Combination Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PRAXAIR, INC.

By:	/s/ Guillermo Bichara
Name: Guillermo Bichara
Title: VP, General Counsel & Corporate Secretary

LINDE AG

By:	/s/ Sanjiv Lamba
Name: Sanjiv Lamba
Title: Member of the Executive Board

By:	/s/ Dr. Sven Schneider
Name: Dr. Sven Schneider
Title: Member of the Executive Board

LINDE PLC

By:	/s/ Andrew Brackfield
Name: Andrew Brackfield
Title: Director

ZAMALIGHT HOLDCO LLC

By:	s/ Guillermo Bichara
Name: Guillermo Bichara
Title: Director

ZAMALIGHT SUBCO, INC.

By:	/s/ Guillermo Bichara
Name: Guillermo Bichara
Title: Director

[Signature Page to Amendment to Business Combination Agreement]